Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated October 17, 2018

Relating to Preliminary Prospectus dated October 5, 2018

Registration No. 333-227474

PhaseBio Pharmaceuticals, Inc.

This free writing prospectus relates to the public offering of common stock of PhaseBio Pharmaceuticals, Inc. and should be read together with the preliminary prospectus dated October 5, 2018 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of common stock. The most recent Preliminary Prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1169245/000119312518294730/d669557ds1a.htm

The following information supplements and updates the information contained in the Preliminary Prospectus.

Initial public offering price:	$5.00

Number of shares offered by us:	9,200,000

Underwriters option to purchase additional shares:	1,380,000

Common stock to be outstanding after this offering:	23,803,789

Use of proceeds:	We estimate that the net proceeds from this offering will be approximately $40.2 million (or approximately $46.6 million if the underwriters exercise in full their option to purchase up to 1,380,000 additional shares of common stock to cover over-allotments, if any), based on the initial public offering price of $5.00 per share, after deducting underwriter discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash, as follows:

•	approximately $37.0 million to $39.0 million to advance PB2452;

•	approximately $11.0 million to $13.0 million to advance PB1046;

•	approximately $12.0 million to $14.0 million to fund development of our ELP technology and preclinical programs; and

•	the remainder for working capital and other general corporate purposes.

We believe that the net proceeds of this offering, together with our existing cash, will enable us to fund our operations into the third quarter of 2020. Based on our current operational plans and assumptions, we expect our cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to complete our Phase 2a and Phase 2 clinical trials for PB2452, initiate our Phase 3 clinical trial for PB2452, manufacture drug supply for Phase 2 and Phase 3 clinical trials and related commercial manufacturing activities for PB2452, including scale-up, process characterization and validation, complete our Phase 2b clinical trial for PB1046 and complete IND-enabling studies for one additional preclinical product candidate. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

See “Use of Proceeds” in the Preliminary Prospectus for additional information.

PhaseBio Pharmaceuticals, Inc. has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents PhaseBio has filed with the SEC for more complete information about PhaseBio and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, PhaseBio, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146; or Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, or via email: PostSaleManualRequests@broadridge.com.